Exhibit 3.1

Master Joint Venture Agreement

This Master Joint Venture Agreement (this “Agreement” or this “Master Agreement”) is entered into as of July 19, 2007, by and among:

(a)	Quiñenco S.A. (“Quiñenco”), a corporation duly organized and validly existing under the laws of the Republic of Chile (“Chile”), represented by the Vice-Chairman of the Board of Directors and legal representative, Mr. Andrónico Luksic Craig; and

(b)	Citigroup Inc., a corporation duly organized and validly existing under the laws of the State of Delaware, United States of America (“United States”), represented by the President and Chief Executive Officer for the Latin American Region, Mr. Manuel Medina Mora E.; and

(c)	Citibank Overseas Investment Corporation (“COIC”, together with Citigroup Inc., “Citigroup”, and Citigroup, together with Quiñenco, the “Parties”), a corporation duly organized and validly existing pursuant to the Federal Reserve Act of the United States, represented by its President, Mr. William H. Wolf.

This Agreement is subject to the following recitals, representations and clauses:

Recitals

I. Defined terms used in this Agreement shall have the meaning set forth in paragraph (a) of Clause First hereof.

II. Quiñenco, through LQIF and SM Chile, Controls Banco de Chile and, through the Quiñenco Financial Subsidiaries, it provides the Financial Businesses and Services.

III. COIC is a direct subsidiary of Citigroup Inc., which, through Citigroup’s Chilean Subsidiaries, provides the Financial Businesses and Services.

IV. The Parties wish to join their efforts, capital and know-how to form a joint venture, through investments in LQIF, which will be implemented in several stages, to provide the Included Business and Services pursuant to the terms and conditions set forth in this Agreement.

Representations and Warranties

I.	Quiñenco, through its legal representative, hereby represents and warrants as follows:

(a) Quiñenco is a corporation duly organized and validly existing under the laws of Chile, as set forth in a public deed issued on January 27, 1957, by the Notary Public of Valparaíso, Mr. Carlos Calderón Cousiño, modified by a public deed issued on April 15, 1957 by the same Notary Public mentioned above. The existence of the corporation and the approval of its bylaws was authorized by the decree of the Chilean Internal Revenue Service No. 5.981, issued on July 3, 1957, registered at the Commercial Registry of 1957, page 624, No. 430, of the Real Estate Registry of Valparaíso and published at the D.O. No. 23.806, dated July 27, 1957. A summary of the Bylaws was registered at the Commercial Registry of 1957, page 620, No. 429, of the Real Estate Registry of Valparaíso and published at the D.O. No. 23.806, dated July 27, 1957. By public deed issued on March 25, 1966, by the Notary Public of Valparaíso, Mr. Rafael Luis Barahona Stahr, modified by public deed issued on April 13, 1966 by the Notary Public of Santiago, Mr. Eduardo González Abbot, among other things, the corporate domicile of Quiñenco was changed to the city of Santiago. Such modification was authorized by the decree of the Chilean Internal Revenue Service No. 383, issued on May 18, 1966, registered at the Commercial Registry of 1966, page 624, No. 387, of the Real Estate Registry of Valparaíso and at the Commercial Registry of 1966, page 3.788, No. 1952, of the Real Estate Registry of Santiago, and published at the D.O. No. 26.481, dated June 11, 1966.

(b) Mr. Andrónico Luksic Craig is the Vice Chairman of the Board of Directors and legal representative of Quiñenco, and holds the requisite powers to act on its behalf and bind it to the terms set forth in this Agreement, as resolved by the Board of Directors of Quiñenco during their meeting held on July 5, 2007, which powers have not been revoked nor limited as of this date; and

(c) (i) Quiñenco has the power and authority required to execute this Agreement, as well as those required to fulfill its obligations pursuant to its terms; (ii) the execution of this Agreement has been duly authorized by its Board of Directors; (iii) this Agreement and any other instrument or agreement contemplated hereby, executed or to be executed, constitute or, when executed, shall constitute legally binding and enforceable obligations of Quiñenco, enforceable in accordance with their respective terms, except as enforceability may be limited by any reorganization, bankruptcy or suspension of payments; (iv) neither the execution of this Agreement and of any other instrument or agreement contemplated hereby, executed or to be executed, nor compliance by Quiñenco with the terms and provisions thereof, constitute a conflict or shall result in a violation or breach of any other agreement to which Quiñenco is a party to or pursuant to which it has a legally binding obligation, or of any order, decree or judgment of any tribunal or governmental entity; (v) the Financial Statements of the Quiñenco Financial Subsidiaries accurately and completely present the financial condition of the Quiñenco Financial Subsidiaries in accordance with Chilean GAAP; (vi) Quiñenco Controls, directly or indirectly, 100% of LQIF’s capital and, through LQIF, it Controls SM Chile and Banco de Chile; Quiñenco has not executed any agreement or instrument which limits its rights over the shares issued by LQIF, SM Chile and Banco de Chile owned by Quiñenco, except in each case as described in the Financial Statements of the Quiñenco Financial Subsidiaries; (vii) Quiñenco has the right to freely transfer the Option Shares, with no legal or contractual impediments, and (viii) the only Required Approvals to consummate the transactions contemplated in this Agreement are those listed in Exhibit “A”.

II.	Citigroup, through its legal representative, hereby represents and warrants as follows:

(a) Citigroup is a corporation duly organized and validly existing under the laws of the State of Delaware, United States, as set forth in the certificate of incorporation and the certificate of good standing, issued by the Secretary of the State of Delaware, United States, dated July 17, 2007;

(b) Mr. Manuel Medina Mora E. is the President and Chief Executive Officer for the Latin American Region of Citigroup, and holds the requisite powers to act on its behalf and bind it to the terms set forth in this Agreement, which powers have not been revoked nor limited as of this date; and

(c) (i) Citigroup has the power and authority required to execute this Agreement, as well as those required to fulfill its obligations pursuant to its terms; (ii) the execution of this Agreement has been duly authorized by its Board of Directors; (iii) this Agreement and any other instrument contemplated hereby, executed or to be executed, constitute or, when executed, shall constitute legally binding and enforceable obligations of Citigroup Inc., enforceable in accordance with its terms, except as enforceability may be limited by any reorganization, bankruptcy or suspension of payments; (iv) neither the execution of this Agreement and of any other instrument or agreement derived thereof, executed or to be executed, nor compliance by Citigroup with the terms and provisions thereof, constitute a conflict or shall result in a violation or breach of any other agreement to which Citigroup is a party to or pursuant to which it has a legally binding obligation, or of any order, decree or judgment of any tribunal or governmental entity; (v) the Pro-forma Financial Statements of the Chilean Subsidiaries of Citigroup accurately and completely present the financial condition of the Chilean Subsidiaries of Citigroup in accordance with Chilean GAAP; (vi) Citigroup, through COIC and Citibank, controls, directly or indirectly, 100% of the capital of the Chilean Subsidiaries of Citigroup; and (vii) the only Required Approvals to consummate the transactions contemplated in this Agreement are those listed in Exhibit “A”.

III.	COIC, through its legal representative, hereby represents and warrants, as follows:

(a) COIC is a corporation duly organized and validly existing under the Federal Reserve Act of the United States, as set forth in the certificate of incorporation and the certificate of good standing, issued by the Secretary of the State of Delaware, United States;

(b) Mr. William H. Wolf holds the requisite powers to act on its behalf and bind it to the terms set forth in this Agreement, which powers have not been revoked nor limited as of this date; and

(c) (i) COIC has the power and authority required to execute this Agreement, as well as those required to fulfill its obligations pursuant to its terms; (ii) the execution of this Agreement has been duly authorized by its Board of Directors; (iii) this Agreement and any other instrument contemplated hereby, executed or to be executed, constitute or, when executed, shall constitute legally binding and enforceable obligations of COIC, enforceable in accordance with its terms, except as enforceability may be limited by any reorganization, bankruptcy or suspension of payments; (iv) neither the execution of this Agreement and of any other instrument or agreement derived thereof, executed or to be executed, nor compliance by COIC with the terms and provisions thereof, constitute a conflict or shall result in a violation or breach of any other agreement to which COIC is a party to or pursuant to which it has a legally binding obligation, or of any order, decree or judgment of any tribunal or governmental entity; (v) the Pro-forma Financial Statements of the Chilean Subsidiaries of Citigroup accurately and completely present the financial condition of the Chilean Subsidiaries of Citigroup in accordance with Chilean GAAP; (vi) COIC is a Wholly-Owned Subsidiary of Citigroup Inc.; and (vii) the only Required Approvals to consummate the transactions contemplated in this Agreement are those listed in Exhibit “A”.

In consideration of the foregoing, the Parties, intending to be legally bound, hereby agree to the following terms and conditions:

Clauses

First. Definitions; Interpretation. (a) Defined Terms. The following terms shall have the meaning set forth below:

“Affiliate” means any business organization, corporation, partnership, joint venture, trust or any other Person Controlling, Controlled by or under the Control of other Person, excluding Fundación Andrónico Luksic Abaroa due to its non-profit purpose.

“Affiliated Company” means any Affiliate the majority of whose equity/economic or voting interests are owned, directly or indirectly, by Citigroup or Quiñenco, collectively or individually, , at the time such determination is made.

“Agreed Values” means the values corresponding to the different units and variables as set forth in Exhibit “I” to this Agreement.

“Agreement” or “Master Agreement” means this Agreement and its Exhibits, as they may be amended from time to time.

“Approved Polices and Procedures” means the policies and procedures established by the Board of Directors of each of the Chilean Joint Venture Entities and approved to be implemented in connection with the performance of its ordinary business activities, with the purpose of satisfying, after taking into consideration the laws of Chile, the legal requirements applicable to the Chilean Joint Venture Entities pursuant to the banking laws of the United States, which polices and procedures shall be based on, and be reasonably consistent with, the Required Policies and Procedures.

“Auditors” means Ernst & Young or any other independent public accounting firm of international standing as agreed by the Parties from time to time.

“Banchile Seguros de Vida” means Banchile Seguros de Vida S.A., an insurance entity organized under the laws of Chile, controlled by Quiñenco through a Wholly-Owned Subsidiary of Quiñenco.

“Banco de Chile” means Banco de Chile, a banking corporation organized under the laws of Chile, controlled by Quiñenco, through LQIF, and which is a Quiñenco Financial Subsidiary.

“Bylaws” means the articles of incorporation together with the corporate bylaws or their equivalent of each and all of the Chilean Joint Venture Entities.

“CGMI” means Citigroup Global Markets, Inc., a Wholly-Owned Subsidiary of Citigroup, organized under the laws of the State of New York, United States, and authorized to act as a broker-dealer pursuant to the Securities Exchange Act of 1934 of the United States.

“Change of Control” means the acquisition of the Control of any of the Parties by any Person, different from the Persons that currently Control each of the Parties.

“Chile” has the meaning set forth in the heading of this Agreement.

“Chilean GAAP” means Chilean generally accepted accounting principles consistently applied to companies engaged in Financial Businesses and Services in Chile.

“Chilean Joint Venture Entities” means the Chilean companies in which Quiñenco and Citigroup will jointly participate through LQIF as a result of the Joint Corporate Reorganization, and which are set forth in Exhibit “J” to this Agreement.

“Citibank” means Citibank, N.A., a banking corporation organized under the laws of the United States and a Wholly-Owned Subsidiary of Citigroup Inc.

“Citigroup Chilean Subsidiaries” means the Chilean companies described in Exhibit “K” to this Agreement that are Citigroup Wholly-Owned Subsidiaries through which Citigroup provides the Included Business and Services.

“Citigroup Designated Officers” means the following Persons who shall be proposed by Citigroup to be officers of Banco de Chile and, subject to paragraph (c)(ii) of Clause Eighth of this Agreement, of the other Chilean Joint Venture Entities : (i) the Person in charge of management, planning and accounting control, as well as management and analysis tasks (Chief Financial Officer); (ii) the Person in charge of corporate and investment banking (Corporate and Investment Banking), treasury and the broker-dealer Controlled by Banco de Chile; and (iii) the Person in charge of compliance and anti-money laundering controls, which Person will have direct and permanent access to, and will be subject to the additional supervision of, the Board of Directors of Banco de Chile.

“Citigroup Internal Reorganization” means the steps COIC, Citibank and the Citigroup Chilean Subsidiaries will take between the date of this Agreement and the First Closing Date, which steps will result in the corporate structure set forth in Exhibit “K” to this Agreement.

“Citigroup” has the meaning set forth in the heading of this Agreement.

“COIC” has the meaning set forth in the heading of this Agreement.

“Confidential Information” has the meaning set forth in paragraph (b) of Clause Twelfth of this Agreement.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by agreement or otherwise.

“Cross-Border Business and Services” means the following services: (i) off-shore corporate and investment banking; (ii) private banking outside of Chile (Off-Shore Private Banking); (iii) international personal banking; (iv) global transaction services outside of Chile (Off-Shore Global Transaction Services); (v) credit positions of Chilean debtors held by Citigroup or its Affiliated Companies that are registered outside of Chile; and (vi) any other services and products listed on Schedule 1 to Exhibit “C”.

“Deadlock” has the meaning set forth in paragraph (e) of Clause Eleventh of this Agreement.

“Definitive Documents”, means this Master Agreement, the Purchase and Sale Agreement for the U.S. Branches, the Global Connectivity Agreement, the License Agreement, the Bylaws, the Shareholders Agreement, and their corresponding Exhibits, all of which shall be executed on or before the First Closing Date.

“Disclosing Party” has the meaning set forth in paragraph (b) of Clause Twelfth of this Agreement.

“Fair Market Value” means the market value of the shares or equity interests obtained pursuant to the application of the procedure set forth in paragraph (c) of Clause Ninth of this Agreement.

“Financial Businesses and Services” means, collectively, the Included Business and Services and the Cross-Border Business and Services.

“Financial Statements” means, collectively, the Financial Statements of the Quiñenco Financial Subsidiaries and the Financial Statements of the Citigroup Chilean Subsidiaries.

“Financial Statements of the Citigroup Chilean Subsidiaries” means the unaudited combined financial statements of the Citigroup Chilean Subsidiaries as of March 31, 2007, prepared in accordance with Chilean GAAP and attached hereto as Exhibit “E”.

“Financial Statements of the Quiñenco Financial Subsidiaries” means the unaudited combined financial statements of the Quiñenco Financial Subsidiaries as of March 31, 2007, prepared in accordance with Chilean GAAP and attached hereto as Exhibit “F”.

“First Closing Date” means the start of business as of the first day of 2008, provided that as of such date all the conditions precedent to the First Closing Date set forth in Clause Fourth of this Agreement have been satisfied.

“Fundamental Strategic Decisions” has the meaning set forth in paragraph (e) of Clause Eighth of this Agreement.

“Global Connectivity Agreement” means the agreement that shall be executed by Citigroup Inc., directly or indirectly through CGMI or any other Wholly-Owned Subsidiary of Citigroup, Inc., on the one hand, and Banco de Chile and its Subsidiaries, on the other, on or before the First Closing Date, pursuant to the principles set forth in paragraph (f) of Clause Second of this Agreement and in Exhibit “C” hereto; the Global Connectivity Agreement will, among other things, set forth the manner in which certain Cross-Border Business and Services shall be carried out.

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“Included Business and Services” means the provision of all kind of services and the performance of all kind of financial businesses, including the management of pension funds, carried out in, or in connection with, Chile, which may be provided or developed in, or in connection with, Chile, and which includes the Cross-Border Business and Services on the terms set forth in the Global Connectivity Agreement.

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“Inversiones LQ SM” means Inversiones LQ SM, S.A., a corporation organized under the laws of Chile, 100% Controlled by Quiñenco and which is a Quiñenco Financial Subsidiary.

“Joint Corporate Reorganization” means the steps the Parties shall take between the date of this Agreement and the First Closing Date, which steps will result in the corporate structure described in Exhibit “J” to this Agreement.

“Joint Venture” means the contractual arrangements that Quiñenco and Citigroup have reached to jointly engage in the Financial Businesses and Services, pursuant to the terms of this Agreement and the Definitive Documents.

“License Agreement” means the license agreement for the use of trademarks and intellectual property rights to be executed between a Wholly-Owned Subsidiary of Citigroup and Banco de Chile on or before the First Closing Date, pursuant to the principles set forth in paragraph (h) of Clause Second of this Agreement and Exhibit “D” hereto.

“LQIF” means LQ Inversiones Financieras S.A., a corporation organized under the laws of Chile, 100% Controlled by Quiñenco and which is a Quiñenco Financial Subsidiary.

“Luksic Family” means any direct descendant of Mr. Andrónico Luksic Abaroa.

“Option Shares” means, as the case may be, (i) the registered common shares, with no par value, issued by LQIF and property of Quiñenco, that represent a percentage equal to one half of the difference between (y) 50% of the shares representing the paid-in capital stock of LQIF at the moment the Purchase and Sale Option is exercised, and (z) the percentage of shares of LQIF held by Citigroup at the moment the Purchase and Sale Option is exercised; and (ii) the registered common shares, with no par value, issued by LQIF and property of Quiñenco, that represent (a) in the event the Purchase and Sale Option was exercised, a percentage equal to the difference between (y) 50% of the shares representing the paid-in capital stock of LQIF at the moment the Purchase Option is exercised, and (z) the percentage of shares of LQIF held by Citigroup at the moment the Purchase Option is exercised, and (b) in the event the Purchase and Sale Option is not exercised, a percentage equal to one half of the difference between (y) 50% of the shares representing the paid-in capital stock of LQIF at the moment the Purchase Option is exercised, and (z) the percentage of shares of LQIF held by Citigroup at the moment the Purchase Option is exercised.

“Options” means, collectively, the Purchase Option and the Purchase and Sale Option.

“Ownership and Voting Trust” means the trust or any other contractual arrangement in accordance with the laws of Chile, that Quiñenco and a Wholly-Owned Subsidiary of Citigroup will create to hold all the shares issued by SM Chile and by Banco de Chile that any of the Parties or their Affiliated Companies may acquire, subject to paragraph (g) of Clause Ninth of this Agreement.

“Parties” has the meaning set forth in the Preamble of this Agreement.

“Person” means any individual or legal entity, partnership, trust, joint venture, governmental agency or any other entity, and the heirs, executors, administrators, legal representatives, successors or assignees thereof, as the context may require.

“Public Placement” has the meaning set forth in paragraph (k) of Clause Third of this Agreement.

“Purchase and Sale Agreement for U.S. Branches” means the agreement for the purchase and sale of the assets, liabilities and equity of the U.S. Branches of Banco de Chile that will be executed by Citibank and Banco de Chile on or before the First Closing Date, pursuant to the terms set forth in Exhibit “B” hereto.

“Purchase and Sale Option” means the option that either Citigroup or one of Citigroup Wholly-Owned Subsidiaries has to purchase from Quiñenco and/or Quiñenco’s Affiliates or, in case neither Citigroup nor one of Citigroup Wholly-Owned Subsidiaries exercises such option, the option that Quiñenco has to require Citigroup, or a Citigroup Wholly-Owned Subsidiary designated by Citigroup, to acquire, on the Second Closing Date, the Option Shares that are subject to the Purchase and Sale Option.

“Purchase Option” means the option that either Citigroup or one of Citigroup Wholly-Owned Subsidiaries has, on the Third Closing Date, to purchase from Quiñenco the Option Shares issued by LQIF and property of Quiñenco or any of Quiñenco’s Affiliates that are subject to the Purchase Option.

“Quiñenco” has the meaning set forth in the heading of this Agreement.

“Quiñenco Financial Subsidiaries” means Banco de Chile, LQIF, Inversiones LQ SM, SM Chile, SAOS and their respective subsidiaries, and the Affiliated Companies of Quiñenco dedicated to the Financial Businesses and Services. Banchile Seguros de Vida is excluded from this definition.

“Quiñenco Sale of Shares” means the sale of shares issued by LQIF that Quiñenco, any of its Wholly-Owned Subsidiaries or any of its Affiliates Companies, may potentially make to Citigroup or to a Citigroup Wholly-Owned Subsidiary on the Second Closing Date and on the Third Closing Date, pursuant to the terms set forth in paragraph (g) of Clause Third of this Agreement.

“Receiving Party” has the meaning set forth in paragraph (b) of Clause Twelfth of this Agreement.

“Regulatory Deadline” means the last day of the initial period (or extensions thereof) granted by the Relevant Authorities of the United States for the acquisition of the shares that are the subject of the Purchase and Sale Option.

“Relevant Authorities” means, individually or jointly, as the context may require: (i) with respect to Chile: the Superintendence of Securities and Insurance, the Superintendence of Banks and Financial Institutions, and the Central Bank of Chile; and (ii) with respect to the United States: the Board of Governors of the Federal Reserve of the United States, the Office of Foreign Assets Control, the Federal Trade Commission, the Federal Deposit Insurance Corporation, the Florida Bank Department and the Office of the Comptroller of the Currency.

“Required Approvals” means the prior authorizations of the Relevant Authorities required to consummate the transactions contemplated in this Agreement and listed in Exhibit “A” hereto.

“Required Policies and Procedures” means the policies and procedures of Citigroup, or required by a Relevant Authority to be implemented from time to time, in each line of business, in areas such as know-your-customer, anti-money laundering, Foreign Corrupt Practices Act, restrictions on transactions in certain jurisdictions (Office of Foreign Assets Control), segregation of the credit and business decisions, tax considerations, which include but are not limited to those listed in Exhibit “H” to this Agreement.

“Review Process” means the process for the exchange of Confidential Information between Quiñenco and Citigroup with respect to the Quiñenco Financial Subsidiaries and the Citigroup Chilean Subsidiaries, which will end sixty (60) calendar days prior to the First Closing Date, in accordance with the terms of Clause Fifth of this Agreement and Exhibit “I” hereto.

“SAOS” means Sociedad Administradora de la Obligación Subordinada SAOS S.A., a corporation organized under the laws of Chile, and a Quiñenco Financial Subsidiary.

“Second Closing Date” means April 30, 2010, which corresponds to the exercise date of the Purchase and Sale Option, in the event such option is exercised.

“Second Closing Date Notice” means the exercise notice that shall be given, if the Purchase and Sale Option has been exercised, within thirty (30) calendar days from December 31, 2009.

“Shareholders Agreement” means the agreement to be entered into between Quiñenco and Citigroup on or before the First Closing Date, substantially in the form of the model clauses contained in Exhibit “G” to this Agreement.

“SM Chile” means Sociedad Matriz del Banco de Chile S.A., a corporation organized under the laws of Chile and a Quiñenco Financial Subsidiary.

“Tender Offers” means, jointly or individually, as the context may require, the public tender offers for the shares of Banco de Chile and of SM Chile that may be carried out by Citigroup.

“Third Closing Date” means May 3, 2010, which is the exercise date of the Purchase Option, if such option is, in fact, exercised by either Citigroup or a Citigroup Wholly-Owned Subsidiary.

“Third Closing Date Notice” means the exercise notice that shall be given, if the Purchase Option has been exercised, within sixty (60) calendar from December 31, 2009.

“Transition Period” means the period between the date of this Agreement and the First Closing Date.

“Trustee” means the financial institution appointed jointly by the Parties that has the capacity to act as trustee or agent for purposes of the Ownership and Voting Trust.

“UF” means the Development Units (Unidades de Fomento) currently in effect in Chile pursuant to Article 35 No. 9 of Chilean Law No. 18.840.

“United States” has the meaning set forth in the heading of this Agreement.

“US Branches of Banco de Chile” means the branches that Banco de Chile has in New York, New York and Miami, Florida, United States, whose assets, liabilities, equity and legal condition as of June 30, 2007 are described in Exhibit “L” to this Agreement.

“US GAAP, means the U.S. generally accepted accounting principles consistently applied to companies engaged in Financial Businesses and Services in the United States.

“US$” means dollars, the lawful currency of the United States.

“Wholly-Owned Subsidiaries” means an Affiliate whose entire capital and voting shares are owned, directly or indirectly, by any of the Parties.

(b) Interpretation. The terms defined in this Agreement shall have the same meaning in singular and in plural, and in any gender. In the event of a difference between any contractual provision set forth in this Agreement and the Exhibits thereto, the Exhibits shall prevail.

(c) Accounting terms. All accounting terms shall be construed in accordance with Chilean GAAP.

(d) Exhibits. The following are the Exhibits to this Agreement, which constitute part of the Agreement:

Exhibit “A”:	Required Approvals
Exhibit “B”:	Terms and Conditions of the Branches Purchase and Sale Agreement
Exhibit “C”:	Terms and Condition of the Global Connectivity Agreement
Exhibit “D”:	Terms and Conditions of the License Agreement
Exhibit “E”:	Financial Statements of the Citigroup Chilean Subsidiaries
Exhibit “F”:	Financial Statements of the Quiñenco Financial Subsidiaries
Exhibit “G”:	Shareholders Agreement
Exhibit “H”:	Required Policies and Procedures of Citigroup
Exhibit “I”:	Agreed Values and Calculation Formula for the Review Process
Exhibit “J”:	Joint Corporate Reorganization
Exhibit “K”:	Citigroup Internal Reorganization
Exhibit “L”:	Information on the US Branches of Banco de Chile
Exhibit “M”:	Proposed Joint Press Release and Relevant Event

Second. Joint Venture in the Financial Businesses and Services.

(a) Purpose of the Joint Venture and Description of the Transaction. (i) Quiñenco and Citigroup intend to establish a Joint Venture, which will include all the Financial Businesses and Services and which will enable them to use more effectively their capabilities and knowledge of the Chilean and global financial markets, for the benefit of the end users of the services of each line of business. In furtherance thereof, the basic principles of the Joint Venture are set forth below, which, in any event, are subject to the satisfaction of the prior conditions, the conditions precedent and the requirements set forth in this Master Agreement and its corresponding Exhibits; (ii) The Joint Venture shall be implemented in up to three stages, in each case in accordance with the terms set forth in this Agreement. In the first stage, as described in this Agreement, the holding company of Citigroup that owns Citigroup Chilean Subsidiaries will be merged into, or contributed to, LQIF, and certain Citigroup Chilean Subsidiaries will be merged into certain Quiñenco Financial Subsidiaries and, in consideration, Citigroup will acquire a 32.9556% equity interest in LQIF. In the subsequent stages, Citigroup may increase, through the exercise of the Options, its equity interest in LQIF from 32.9556% up to 50%, provided that Quiñenco always remains in Control of LQIF, in each case in accordance with the terms and conditions of this Agreement.

(b) Purpose of the Joint Venture. The Joint Venture between Citigroup and Quiñenco shall be achieved through the participation of Quiñenco and Citigroup, directly or through a Wholly-Owned Subsidiary of Quiñenco and Citigroup, in LQIF, and through the participation of LQIF, in the Chilean Joint Venture Entities, with the purpose of developing and providing the Financial Businesses and Services, in each case in accordance with the terms of this Agreement and the Definitive Documents.

(c) Included Business and Services. The Joint Venture covers the Included Business and Services that are provided through the Chilean Joint Venture Entities. As part of the Joint Venture, it will also be considered that the Cross-Border Business and Services be channeled through the Joint Venture in the manner and on terms and conditions set forth in the Global Connectivity Agreement.

(d) Cross-Border Business and Services. (i) The Chilean Joint Venture Entities shall be able to engage in the Cross-Border Business and Services on their own and in the manner and on terms and conditions set forth in the Global Connectivity Agreement. (ii) When Banco de Chile and the other Chilean Joint Venture Entities engage in such Cross-Border Business and Services jointly with Citigroup, they shall also do so on the terms of the Global Connectivity Agreement. (iii) Certain Cross-Border Business and Services to be identified in the Global Connectivity Agreement, are not subject to the non-compete limitation provided in paragraph (a) of Clause Tenth of this Agreement and, as a result, Citigroup and its Affiliates, on the one hand, and the Chilean Joint Venture Entities, on the other, shall be entitled to carry them out individually, but in all cases they shall channel them through the Chilean Joint Venture Entities as provided by the Global Connectivity Agreement. (iv) The manner in which the Chilean Joint Venture Entities shall be compensated for their participation in the Cross-Border Business and Services shall be determined through the compensation structure set forth in the Global Connectivity Agreement. (v) As part of the Joint Venture, the Global Connectivity Agreement may also regulate the performance of banking services or any other services provided by Citigroup for the benefit of the Chilean Joint Venture Entities, which originate off-shore or are targeted off-shore.

(e) Subsidiaries of Citigroup in Chile. Citigroup, directly or indirectly through an Affiliated Company, will be authorized to incorporate and/or maintain one or more companies, domiciled in or organized under the laws of Chile, in which Quiñenco shall not participate, with the sole purpose of channeling the Cross-Border Business and Services and performing the services declined to be performed by the Chilean Joint Venture Entities under the Global Connectivity Agreement, which incorporation and maintenance shall not be considered a violation of the non-compete obligation set forth in paragraph (a) of Clause Tenth of this Agreement.

(f) Global Connectivity Agreement. The Parties recognize and accept that a component of great importance to the Joint Venture and a decisive motive in the decision of the Parties to enter into the Joint Venture is the maintenance and improvement of the level of services and the range of products to be offered to local and multinational clients of Citigroup and Banco de Chile in all areas, with special emphasis on the Corporate and Investment Banking area. To achieve such goals, the Parties shall cause, on or before the First Closing Date, the Global Connectivity Agreement to be executed, in accordance with the terms and conditions set forth in Exhibit “C” to this Agreement. Likewise, in accordance with Exhibit “C” to this Agreement, on or before the First Closing Date, the Parties shall constitute a Steering Committee composed of highly qualified employees of CGMI and Banco de Chile, which Steering Committee shall ensure that an adequate integration between Banco de Chile and Citigroup takes place, and that all the necessary resources are extracted from both Banco de Chile and Citigroup to offer top quality services and a wide range of products to their local and multinational clients.

The Global Connectivity Agreement sets forth the terms and conditions pursuant to which the Chilean Joint Venture Entities and Citigroup, and their respective Affiliates, will interact in connection with the Cross-Border Business and Services, and the manner in which they will be mutually compensated for the origination, structuring and/or execution of the Cross-Border Business and Services. The fees set forth in the Global Connectivity Agreement shall be reviewed at least annually during the first two (2) years as of the First Closing Date, and thereafter every two (2) years, to reflect the prevailing market conditions for the participation in the Cross-Border Business and Services. If there is no agreement as to the compensation to be paid, the last agreed upon fees shall be applied. For purposes of determining the compensation that the Chilean Joint Venture Entities shall be entitled to receive or be obligated to pay in connection with the Cross-Border Business and Services, the fees that the different business units of Citigroup charge one another shall be used as a base, so long as such fees reflect market conditions.

(g) Purchase and Sale of Branches. On the First Closing Date, the Parties will cause Citibank to acquire from Banco de Chile the US Branches of Banco de Chile for US$130 million, which amount shall be paid on the First Closing Date, pursuant to the other terms and conditions set forth in Exhibit “B” to this Agreement. The Parties shall direct Citibank and Banco de Chile to execute the corresponding agreement within the forty-five (45) calendar days following the date of this Agreement, provided that the review process of the US Branches of Banco de Chile mentioned in Exhibit “B” may begin on an earlier date mutually agreed by the parties to the Purchase and Sale Agreement for U.S. Branches.

(h) License of Trademarks. The Parties shall direct Banco de Chile and Citigroup to reciprocally grant the right to use their respective trademarks, pursuant to the terms of the License Agreement, which agreement shall be substantially on the terms and conditions set forth in Exhibit “D”. Neither Citigroup nor Banco de Chile shall charge the other any fees or other kind of consideration for the use of their respective trademarks. The use of the trademarks shall be subject to the terms set forth in the License Agreement.

Third. Corporate Structure and Steps to Achieve it. (a) Final Corporate Structure and Steps to be Taken. Whether or not the Options are exercised and notwithstanding the terms of the Shareholders Agreement, the main purpose of the Parties in structuring the Joint Venture through their investment in LQIF is to always own, directly or indirectly (through SM Chile), shares representing, from the First Closing Date until the Third Closing Date, at least 56.45% of the voting rights in Banco de Chile and, from and after the Third Closing Date, 58.33% of the voting rights in Banco de Chile; accordingly, the Parties agree to act for purposes of the Joint Venture in a manner in accordance with the purpose so sought, such that Citigroup may expect to have at least one (1) regular director at Banco de Chile. To achieve the final corporate structure, the Parties shall give effect to the Citigroup Internal Reorganization and the Joint Corporate Reorganization, in each case on the terms set forth below and, in addition, the

Parties shall acquire shares issued by SM Chile and/or Banco de Chile to enable LQIF to obtain, by no later than the Third Closing Date, 58.33% of the voting rights in Banco de Chile.

(b) Citigroup Internal Reorganization. Between the date of this Agreement and the First Closing Date, Citigroup and its Affiliated Companies shall take all the steps they deem necessary or appropriate such that all of the Included Business and Services of Citigroup remain in the Citigroup Chilean Subsidiaries, so that such Citigroup Chilean Subsidiaries are legal entities capable of being merged into LQIF, Banco de Chile or Banco de Chile Wholly-Owned Subsidiaries, as applicable, substantially on the terms set forth in Exhibit “K” (the “Citigroup Internal Reorganization”), which terms are an integral part of this Agreement. Citigroup shall be responsible for diligently requesting and seeking to obtain all the Required Approvals to achieve the Citigroup Internal Reorganization. If Citigroup so requires, Quiñenco shall assist Citigroup in obtaining all the authorizations required in Chile to achieve the Citigroup Internal Reorganization. Quiñenco’s assistance shall not create any additional liability for Quiñenco in connection with the outcome of such transaction.

(c) Joint Corporate Reorganization. Concurrently, if possible, with the Citigroup Internal Reorganization, or, if not possible, to the extent allowed by the Citigroup Internal Reorganization, Citigroup and Quiñenco shall request the Required Approvals to give effect to the steps resulting in the structure set forth in Exhibit “J” to this Master Agreement (the “Joint Corporate Reorganization”) and shall seek to obtain such Required Approvals in a diligent manner. All the Required Approvals for the Joint Corporate Reorganization shall be requested in a coordinated manner between Citigroup and Quiñenco or their respective Affiliated Companies. A fundamental step of the Joint Corporate Reorganization is that, in the first stage, whether by means of a merger, capital contributions to LQIF or any other manner mutually acceptable by the Parties, Citigroup Chilean Subsidiaries become Wholly-Owned Subsidiaries of LQIF and Citigroup acquire a 32.9556% equity interest in LQIF after giving effect to such steps and, in the second stage, the merger of such Citigroup Chilean Subsidiaries (as Wholly-Owned Subsidiaries of LQIF) into Banco de Chile and its corresponding Wholly-Owned Subsidiaries depending on its nature. The merger with Banco de Chile shall be submitted to the Board of Directors and shareholders of Banco de Chile for their consideration, with the favorable vote of LQIF, its corresponding Affiliated Companies and the directors appointed by them, on at least the following terms: (i) Number of Shares of Banco de Chile before the capital increase as of the date of execution of this Agreement: 69,920,023,865; (ii) Maximum Number of Shares to be issued by Banco de Chile due to the capital increase: 2,516,010,979; (iii) Maximum Number of Shares of Banco de Chile with no dividend rights with respect to year ended December 31, 2007 to be issued due to the Joint Corporate Reorganization: 8,443,861,140 shares, which represent a percentage of the merged capital based on the Agreed Values, which shall be adjusted to reflect the number of shares that are actually subscribed and paid pursuant to subparagraph (ii) above, in the understanding that the shares that are definitively not subscribed and paid shall be cancelled; (v) Shares in LQIF: As a result of the mergers, capital contributions and other acceptable transactions carried out at the LQIF level to achieve the Joint Corporate Reorganization, Citigroup shall receive 220,558,398 shares of LQIF, which shares correspond to a 32.9566% equity interest in LQIF, without dividend rights with respect to the year ended December 31, 2007, which percentage shall not be subject to any adjustment or variation whatsoever. Such percentage shall be received by Citigroup in consideration for [a] the merger or capital contribution of the Citigroup Chilean Subsidiaries, valued at UF 19,709,970.26, plus [b] UF 5,409,582.24 that Citigroup may provide, at its discretion, by means of one of the following alternatives: (x) 50% of the shares of [redacted], (y) the transfer described in paragraph (f)(ii) of Clause Third, provided that, in such case, LQIF shall receive an additional UF 2,758,886.94, or (z) the payment of UF 5,409,582.24; (vi) Adjustments between Quiñenco and Citigroup: In the event that, as of November 30, 2007, the net debt of LQIF (as defined below) is different from UF 3,952,051.57, Quiñenco or Citigroup, as the case may be, shall pay to the other Party the amount corresponding to such difference multiplied by the percentage of ownership in LQIF’s equity interest of the relevant Party, such that Quiñenco shall pay such amount to Citigroup if the net debt is greater than the Agreed Value and, if not, Citigroup shall pay such amount to Quiñenco. For purposes of this subparagraph, net debt shall mean the sum of (x) the total liabilities (y) less the total current assets of LQIF, both pursuant to consolidated FECU format (excluding Banco de Chile)and (z) less the value of the shares of Banco de Chile subscribed by LQIF due to the exercise of preferential subscription rights with respect to such shares granted by the Central Bank of Chile or third parties; and (vii) Financial Assets. on the First Closing Date, LQIF shall own the financial assets listed in Exhibit “I”.

(d) Values for the Joint Corporate Reorganization. As a result of the Citigroup Internal Reorganization, the Citigroup Chilean Subsidiaries shall have, collectively, a capital of not less than UF 15,152,201.99, which includes excess capital of UF 5,622,338.40 over the minimum capital level required by Chilean regulations, given a capitalization index of 10.5% (assets weighted by risk) plus financial risk). The terms of the exchange shall consider, with respect to the Citigroup Chilean Subsidiaries, the existence of annual recurrent profits of at least UF 1,287,489.26 (in the understanding, however, that the adjustments that may arise from the Review Process contemplated in Clause Fifth of this Agreement shall be limited to those resulting from the differences between the Pro-Forma Financial Statements of the Citigroup Chilean Subsidiaries and the results of the Review Process). The Agreed Values shall be used for purposes of the Joint Corporate Reorganization, subject to the terms set forth in subparagraph (iv) of paragraph (c) above.

(e) Insurance Business. As an exception to the provisions set forth in paragraph (a) of Clause Tenth of this Agreement, Quiñenco shall be able to continue to own or Control Banchile Seguros de Vida.

(f) …

(g) Quiñenco Sale of Shares and Options. (i) First Closing Date. Once the authorizations for the Joint Corporate Reorganization are obtained, and after the transactions that shall occur by the First Closing Date have taken place, Citigroup or the Citigroup Wholly-Owned Subsidiary that it designates shall own a 32.9556% equity interest in LQIF. (ii) Second Closing Date and Purchase and Sale Option. On the Second Closing Date, Citigroup or the Citigroup Wholly-Owned Subsidiary that it designates, which shall be identified in the Second Closing Date Notice, shall have the right to purchase from Quiñenco, which shall have the obligation to sell, the Option Shares that correspond to the Purchase and Sale Option, and, if such Purchase and Sale Option is not exercised by Citigroup, Quiñenco shall have the right, exercisable within fifteen (15) calendar days following the expiration of the term in which to give the Second Closing Date Notice, to require Citigroup to acquire such Shares, in which case Citigroup shall have the obligation to acquire such Shares, directly or indirectly through a Citigroup Wholly-Owned Subsidiary. The price of the Option Shares to be acquired in accordance with the Purchase and Sale Option shall have a value of UF 11,475,455.68, plus interest thereon at the rate of 5% compounded annually from the First Closing Date. As a result of the exercise of the Purchase and Sale Option, Citigroup or the Citigroup Wholly-Owned Subsidiary that it designates shall own a 41.4778% equity interest in LQIF. If the Regulatory Deadline occurs before the Second Closing Date and no extension is obtained, Citigroup shall inform Quiñenco, at least forty-five (45) calendar days in advance, that the Regulatory Deadline will expire before the Second Closing Date, in which case the First Closing Date will be advanced in order for it to coincide with the Regulatory Deadline, such that Citigroup shall communicate its decision to exercise its option at least thirty (30) calendar days before the Regulatory Deadline and, in the event Citigroup does not exercise its option, Quiñenco shall communicate, at least fifteen (15) calendar days before the Regulatory Deadline, if it desires to exercise its corresponding option; in the event the Purchase and Sale Option is exercised, the Option Shares shall be transferred no later than the Regulatory Deadline; (iii) Third Closing Date and Purchase Option. On the Third Closing Date, Citigroup or a Citigroup Wholly-Owned Subsidiary that it designates, who shall be identified in the Third Closing Date Notice, shall have the right to purchase from Quiñenco, which shall have the obligation to sell, the Option Shares that correspond to the Purchase Option. The price of the Option Shares to be acquired in accordance with the Purchase Option shall have a value of UF 11,475,455.68, plus interest thereon at the rate of 5% compounded annually from the First Closing Date, it being agreed that, in the event Citigroup does not exercise such Purchase Option: (y) the Parties shall negotiate in good faith an extension of the exercise period of the Purchase Option and other conditions to it and, as a result, an extension of the date by which to provide the Third Closing Date Notice and the Third Closing Date; and (z) in any event, Citigroup shall pay to Quiñenco an amount equal to UF 983,909.22 (which will be credited against the payment of the Purchase Option if such Option is later exercised) plus interest thereon at the rate of 5% compounded annually from the First Closing Date. If Citigroup or the Citigroup Wholly-Owned Subsidiary that it designates, exercises the Purchase Option, having the Purchase and Sale Option also been exercised, they will own a 50% equity interest in LQIF. Notwithstanding the foregoing and the other provisions set forth in this Agreement, in the Bylaws and in the Shareholders Agreement, the Parties agree that the Control of LQIF and, as a consequence, of the Chilean Joint Venture Entities, shall always be retained by Quiñenco. The sale of Option Shares shall be called “Quiñenco Sale of Shares”. Prior to Quiñenco Sale of Shares, LQIF shall distribute as a dividend out of available profits for distribution, or as a provisional dividend if necessary, an amount equal to the sum of the ratio between the accrued profits with respect to the previous fiscal year that were not previously distributed and the profits accrued until the Second Closing Date or the Third Closing Date, as the case may be, with respect to all underlying assets of LQIF, that is, the shares of Banco de Chile, SM Chile, [redacted], if any, or the asset contributed to the Joint Venture in its place (not including those attributable to net cash).

(h) Taxes. Citigroup shall be responsible for any taxes arising from the Citigroup Internal Reorganization, while Quiñenco shall be responsible for any taxes arising from the Sale of Shares by Quiñenco. Any other tax arising from the Joint Corporate Reorganization shall be paid by the corresponding Chilean Joint Venture Entities.

(i) Equity Interest in the Chilean Joint Venture Entities. Once the Joint Corporate Reorganization is consummated, LQIF shall own, directly or indirectly, the following percentages of shares of the entities listed below (the entities listed below, together with their corresponding subsidiaries, the “Chilean Joint Venture Entities”):

1.	SM Chile:	52.83%
2.	SAOS:	52.83%
3.	Banco de Chile:	56.45%[1]
4.	Inversiones LQ SM:	100%

(j) Tender Offers. If as a result of an agreement between the Parties, a change in the applicable laws or norms or any other definitive and unappealable legal decision, it is required that, as a result of the transactions contemplated in the Definitive Documents, one or more Tender Offers be made, Citigroup shall be responsible for giving effect to such Tender Offers. Following consummation of the Tender Offer(s), Citigroup shall determine, at its sole discretion, the number of shares that it desires to retain and the number of shares that it desires to sell in accordance with paragraph (k) below. Quiñenco shall be notified of such determination and shall have 180 calendar days to notify Citigroup as to the number of shares acquired by Citigroup through the Tender Offer(s) that it desires to acquire, provided that such number shall not exceed 50% of the number of shares that Citigroup notified Quiñenco would not be the subject of the Public Placement and that Citigroup would retain. The price payable by Quiñenco to Citigroup for the shares shall be the same price paid by Citigroup to acquire the shares through the Tender Offer(s). In any event, the shares of SM Chile and Banco de Chile that Citigroup and, if applicable, Quiñenco have decided to retain shall be deposited with the Ownership and Voting Trust and, until such trust is in place, be voted in the same manner as the shares of SM Chile and Banco de Chile held by LQIF are voted.

[1]

This percentage refers to the voting rights in Banco de Chile and is subject to the subscription of shares to be issued by Banco de Chile that correspond to Banco Central de Chile and that such subscription actually occurs.

(k) Public Placement. Citigroup shall have the right to require SM Chile and Banco de Chile to conduct a public placement, which will take place in Chile with respect to SM Chile and in Chile and in the United States (registered with the US Securities & Exchange Commission) with respect to Banco de Chile, in order to sell the shares of Banco de Chile and SM Chile that Citigroup may have acquired through the Tender Offers and that Citigroup and Quiñenco do not wish to retain (the “Public Placement”). None of the restrictions on transferability provided for in the Definitive Documents shall apply to the shares subject to such Public Placement.

Fourth. Transition Activities and Closing Dates. (a) Activities prior to the First Closing Date. Between the date of this Agreement and the First Closing Date, the Parties shall do the following:

(i)	Submit to the Superintendence of Securities and Insurance of Chile a non-confidential Essential Fact, immediately following the execution of this Agreement;

(ii)	Conduct the Review Process, which shall be carried out pursuant to the terms set forth in Clause Fifth of this Agreement and which shall include the review process regarding the US Branches of Banco de Chile provided for in paragraph (g) of Clause Second of this Agreement;

(iii)	Request the Required Approvals, which shall be diligently sought by the Parties before the First Closing Date;

(iv)	Conduct the preparation, negotiation and execution of the Definitive Documents;

(v)	Begin the gap analysis between the Required Policies and Procedures and the policies and procedures that Banco de Chile and its Subsidiaries apply pursuant to the terms set forth in paragraph (b) of Clause Seventh of this Agreement; and

(vi)	Appoint a transition committee to operate during the Transition Period, in accordance with the terms of paragraph (f) below.

(b) First Closing Date. The First Closing Date shall be subject to the satisfaction of the following conditions precedent, which shall be satisfied in the order set below:

(i)	The Required Approvals shall have been obtained on terms satisfactory for both Parties. It is understood that the terms of the Required Approvals shall not be considered satisfactory if they impose conditions the compliance with which involves substantial costs to any of the Parties or to the Chilean Joint Venture Entities collectively;

(ii)	The Definitive Documents shall have been executed on terms satisfactory to both Parties and the conditions precedent in each such Definitive Document shall have been satisfied as of the First Closing Date;

(iii)	The Citigroup Internal Reorganization shall have been consummated;

(iv)	In the event of a dispute arising out of the Review Process, such dispute shall have been resolved on terms satisfactory to both Parties, without prejudice to the right that Citigroup is entitled to pursuant to subparagraph (ii) of paragraph (b) of Clause Fifth of this Agreement;

(v)	The Directors Committee of the Board of Directors of Banco de Chile, the Board of Directors of Banco de Chile, the shareholders of Banco de Chile, and the other Board of Directors, as the case may be, shall have approved the transactions proposed in this Master Agreement and in the other Definitive Documents;

(vi)	Citigroup shall have acquired from Banco de Chile the US Branches of Banco de Chile; and

(vii)	The Joint Corporate Reorganization shall have been consummated.

(c) Second Closing Date and Third Closing Date. The Second Closing Date and the Third Closing Date are subject to Quiñenco continue to be the owner, without any limitation, of the Option Shares and that the representations made with respect to the Option Shares remain true and complete as if they were made as of the Second Closing Date and as of the Third Closing Date, as applicable.

(d) Obligation of the Parties to cause the Closing Dates to take place. The obligation of each of the Parties to cause the First Closing Date, the Second Closing Date or the Third Closing Date, as the case may be, to take place, is subject to the following conditions: (i) that each of the representations and warranties made by the other Party are true and correct as of the date of this Agreement and as of the First Closing Date, the Second Closing Date or the Third Closing Date, as the case may be, except to the extent that such representations and warranties relate to a particular date; (ii) that the other Party shall have substantially performed all of its obligations under this Agreement; (iii) that none of the Required Approvals shall have been denied, revoked or in any way suspended; (iv) that there shall not be any provisional or permanent court order that may render unlawful or prohibit the completion of the transactions contemplated in this Agreement; and (v) that LQIF shall continue to be a holding company whose principal assets are the shares of Banco de Chile and SM Chile, and maintain a financial policy consistent with its ordinary course of business and in accordance with the past practice of such business. Notwithstanding the foregoing, the Parties shall be released from their obligations hereunder in respect of any of the Closing Dates if Banco de Chile, as of such Closing Dates, (i) has lost its banking license or permit to operate or (ii) becomes responsible for presenting a proposal pursuant to Article 122 of the Chilean Banking Law.

(e) Extension of the Closing Dates. The Closing Dates may be postponed by mutual agreement of the Parties.

(f) Transition Period. The consummation of the transactions contemplated in this Agreement is subject to obtaining the Required Approvals. Notwithstanding the foregoing, for the purpose of ensuring an orderly transition that protects the rights of the Parties, its shareholders and clients, the Parties agree that, during the Transition Period, to the extent permitted by applicable law, they: (i) shall perform the affirmative and negative covenants set forth in Clause Sixth of this Agreement, and (ii) shall create a Transition Committee composed of six (6) members, three (3) of which shall be appointed by Quiñenco and the remaining three (3) by Citigroup, for the purpose of addressing any and all matters related to the operation of the companies involved in this transaction and to resolve, by a majority decision, any situation described in Clause Sixth of this Agreement.

Fifth. Review Process. (a) Performance of a Review Process. Starting on the date of this Agreement and extending until the 60th calendar day preceding the First Closing Date, each of the Parties shall undertake a review process (the “Review Process”) with respect to the Financial Statements of Quiñenco Financial Subsidiaries and the Financial Statements of the Citigroup Chilean Subsidiaries, as the case may be, as well as the results of operations and the financial, accounting, credit, regulatory, compliance, labor, tax and legal, among others, situation of the Chilean Joint Venture Entities, the Citigroup Chilean Subsidiaries and the Quiñenco Financial Subsidiaries. Each of the Parties shall provide the other Party and its representatives, all of the information and documents reasonably required to perform the Review Process. The information and documents so provided shall be considered Confidential Information and shall be subject to the terms and conditions set forth in paragraph (b) of Clause Twelfth of this Agreement.

(b) Effects of the Review Process. (i) Effects with Respect to Quiñenco. The only effect of the Review Process shall be, with respect to Quiñenco, to confirm or rectify, in accordance with the formula described in Exhibit “I” of this Agreement, the Agreed Values, provided that neither this Agreement nor the transactions contemplated hereunder may be terminated if Quiñenco finds differences between the net income described in Exhibit “I” and the net income verified in the Review Process. If there are differences with respect to the Agreed Values, after applying Chilean GAAP, such differences shall be taken into consideration for purposes of adjusting the Agreed Values. The adjustment shall be agreed by the Parties in good faith within the ten (10) calendar days following the conclusion of the Review Process in accordance with the formula attached hereto as Exhibit “I”. If the Parties fail to reach an agreement, any of them may submit the difference to Delloitte, which shall determine the applicable adjustment; provided, however that: [a] such determination shall be final and binding on all the Parties involved; [b] the adjustment shall be determined prior to the First Closing Date; and [c] the adjustment shall only be downward, but not upward. (ii) Effects with Respect to Citigroup. The only effect of the Review Process shall be, with respect to Citigroup, to entitle Citigroup to terminate this Agreement and the transactions contemplated hereunder, if Citigroup finds substantial adverse differences, that is, greater than 10% with respect to net income or net worth as compared to the total net income and total net worth, in accordance with the Financial Statements of the Quiñenco Financial Subsidiaries and the results of the Review Process.

Sixth. Affirmative and Negative Covenants. Between the date of this Agreement and the First Closing Date, between the First Closing Date and the Second Closing Date, and between the Second Closing Date and the Third Closing Date, as the case may be and as specified (in the understanding that, if the period is not specified, the obligations shall apply to the period between the date of this Agreement and the First Closing Date), the Parties shall undertake to comply with the following affirmative and negative covenants:

(a) Obligations of Quiñenco and Affiliates. Quiñenco agrees that, except to the extent required to perform its obligations under this Agreement, it shall and shall cause its Affiliates to:

(i)	hold the necessary shareholders meetings and Board of Directors meetings and carry out any other legal act required to consummate the transactions contemplated in this Agreement, prior to the First Closing Date;

(ii)	request and seek to obtain the Required Approvals necessary to consummate the transactions contemplated in this Agreement and any other required on its part to cause the First Closing Date and the Second Closing Date to occur;

(iii)	not sell, encumber or otherwise limit its absolute ownership of the Option Shares, which obligation shall exist from the date of this Agreement until the Third Closing Date;

(iv)	continue the operation of the Quiñenco Financial Subsidiaries in the ordinary course of business, which obligation shall exist from the date of this Agreement until the Third Closing Date;

(v)	cooperate with Citigroup to obtain the Required Approvals, subject to the last sentence of paragraph (b) of Clause Third of this Agreement, which obligation shall exist from the date of this Agreement until the Third Closing Date;

(vi)	provide Citigroup with the information and documents it reasonably requires to achieve the purpose of this Agreement, which obligation shall exist from the date of execution of this Agreement until the Third Closing Date;

(vii)	not negotiate with any other Person a possible merger or other similar transaction involving or related to the Quiñenco Financial Subsidiaries, which obligation shall exist from the date of this Agreement until the Third Closing Date;

(viii)	not provide information of any kind to any Person for the purpose described in the immediately preceding subparagraph;

(ix)

unless herein provided, which includes the increase in working capital and subsequent issuance of shares of Banco de Chile (up to a maximum of 2,516,010,979 shares) and of LQIF, both pursuant to the Joint Corporate Reorganization, not modify the capital of the

Quiñenco Financial Subsidiaries, except in response to a request from a governmental authority, and only after prior written notification to the other Party;

(x)	regarding Quiñenco Financial Subsidiaries, not issue any equity, debt or hybrid securities, outside the ordinary course of business or in a manner inconsistent with past practices, except for the provisions set forth in the immediately preceding subparagraph (ix);

(xi)	not sell, or allow the sale of, any of the Quiñenco Financial Subsidiaries, or all or substantially all of the assets of any Quiñenco Financial Subsidiary;

(xii)	unless the other Party consents, not make any filing or take any action before any Relevant Authority in connection with any matter relating to this Agreement, which obligation shall exist from the date of this Agreement until the Third Closing Date;

(xiii)	unless otherwise expressly provided for in this Agreement and in connection with the increase of LQIF’s working capital, not engage in any activity that may modify the assets, liabilities or capital of the Quiñenco Financial Subsidiaries, not in the ordinary course of business considering the sound uses and practices of the financial industry;

(xiv)	unless otherwise expressly provided for in this Agreement, not pay any dividend, in cash or in-kind, or reduce the capital of the Quiñenco Financial Subsidiaries, except for the dividends regularly paid in the ordinary course of business and in a manner consistent with past practices, provided that the dividend that Banco de Chile shall pay to LQIF for the 2007 fiscal year shall belong to its current shareholders;

(xv)	not commence any court action or judicial proceeding in any jurisdiction or before any competent court outside the ordinary course of business; and

(xvi)	once the modifications and adjustments to the Required Policies and Procedures are agreed upon in accordance with paragraph (b) of Clause Seventh of this Agreement, from time to time and during the term of the Joint Venture, cause the board of directors or management of the applicable Chilean Joint Venture Entities, to submit, with a favorable recommendation, such agreed modifications and adjustments to the Board of Directors of Banco de Chile and, if applicable, to the Board of Directors of the other Chilean Joint Venture Entities, for their approval, in order for such modifications and adjustment to constitute the Approved Policies and Procedures.

(b) Obligations of Citigroup and Affiliates. Citigroup hereby agrees that, except to the extent required to perform its obligations under this Agreement, it shall and shall cause its Affiliates to:

(i)	hold the necessary shareholders meetings and Board of Directors meetings and carry out any other legal act required to consummate the transactions contemplated in this Agreement, prior to the First Closing Date;

(ii)	request and seek to obtain the Required Approvals necessary to consummate the transactions contemplated in this Agreement and any other required on its part to cause the First Closing Date and the Second Closing Date to occur;

(iii)	continue the operation of the Citigroup Chilean Subsidiaries in the ordinary course of business;

(iv)	cooperate with Quiñenco to obtain the Required Approvals, except that such assistance shall not create any additional liability to Citigroup;

(v)	provide Quiñenco with the information and documents it reasonably requires to achieve the purposes of this Agreement;

(vi)	not negotiate with any other Person a possible merger or other similar transaction involving or related to the Citigroup Chilean Subsidiaries;

(vii)	not provide information of any kind to any Person for the purpose described in the immediately preceding subparagraph;

(viii)	unless as provided in this Agreement, not modify the capital of the Citigroup Chilean Subsidiaries, except in response to the request of a governmental authority, and only after prior written notice to the other Party;

(ix)	in the case of the Citigroup Chilean Subsidiaries, not issue any equity, debt or hybrid securities, outside the ordinary course of business and inconsistent with past practices;

(x)	not sell, or allowing the sale of, any of the Citigroup Chilean Subsidiaries, or all or substantially all of the assets of any Citigroup Chilean Subsidiaries;

(xi)	not make any filing or take any action before any Relevant Authority in connection with any matter relating to this Agreement, unless such filing or action is jointly undertaken by both Parties;

(xii)	unless otherwise expressly provided in this Agreement, not engage in any activity that may modify the assets, liabilities or capital of the Citigroup Chilean Subsidiaries not in the ordinary course of business considering the sound uses and practices of the financial industry;

(xiii)	not pay any dividend, in cash or in-kind, or reduce the capital of the Citigroup Chilean Subsidiaries, to ensure that the Citigroup Chilean Subsidiaries shall have a capital of not less than UF 15,152,201.99, which includes an excess capital of UF 5,622,338.40 over the minimum capital level required by Chilean regulations, considering a capitalization index of 10.5% (assets weighted by risk) plus financial risk. The terms of the exchange assume the existence of annual recurrent profits of at least UF 1,287,489.26. Likewise, for purposes of the Joint Corporate Reorganization, the Agreed Values shall be used, on the assumption that 100% of the capital increase in Banco de Chile will be subscribed for.

(xiv)	not commence any court action or judicial proceeding in any jurisdiction or before any competent court, outside the ordinary course of business.

Seventh. US Accounting and Regulatory Requirements. (a) US Accounting Requirements. The Chilean Joint Venture Entities shall be governed by Chilean GAAP and the applicable existing regulations issued by the Superintendence of Securities and Insurance and the Superintendence of Banks and Financial Institutions. Notwithstanding the foregoing, in addition to the application of Chilean GAAP, the Chilean Joint Venture Entities shall use reasonable efforts so that, by applying a work program (i) from the First Closing Date, Banco de Chile will be able to produce quarterly financial information consistent with US GAAP, equivalent to the kind contained in a Form 20-F under the rules established by the US Securities and Exchange Commission, and (ii) from and after the date that is twelve (12) months after the Second Closing Date, use best efforts so that Banco de Chile performs the equivalent of a full reconciliation to US GAAP with a view to be able to carry out the Public Placement, on the one hand, and to enable Citigroup properly to reflect its investment in the Chilean Joint Venture Entities, on the other.

(b) US Regulatory Requirements. The Chilean Joint Venture Entities shall be subject to the applicable laws and regulations in force in Chile and in any other country where they operate or to which jurisdiction they are subject. Without prejudice to the foregoing, and considering the substantial interest that Citigroup will hold in the Chilean Joint Venture Entities, which will result in such Chilean Joint Venture Entities being considered subsidiaries of Citigroup for purposes of applicable banking laws of the

United States, the Chilean Joint Venture Entities shall be subject to the supervision of, and shall comply with, such banking laws. In light of the foregoing, the Chilean Joint Venture Entities shall design policies and procedures for eventual approval and implementation, with respect to which the following methodology shall apply:

1. Exhibit “H” to this Agreement identifies the Required Policies and Procedures; which of the Required Policies and Procedures are critical and which are important shall be identified prior to the First Closing.

2. In accordance with subparagraph (v) of paragraph (a) of Clause Fourth of this Agreement, from the date of this Agreement, the Parties shall perform a gap analysis to determine: (y) the differences that exist between the Required Policies and Procedures and the policies and procedures currently used by the Financial Subsidiaries of Quiñenco, and (z) the changes and adjustments that are required to be made with respect to such policies and procedures in order for them to be reasonably consistent with the Required Policies and Procedures, with a view to comply with the legal requirements applicable to the Chilean Joint Venture Entities, taking into consideration Chilean laws, under the federal banking laws of the United States.

3. The changes and adjustments determined in accordance with the preceding subparagraph 2(z) shall give rise to a proposal of new policies and procedures that will be presented to the Board of Directors of the Chilean Joint Venture Entities. Each policy and procedure approved by them shall constitute an Approved Policy and Procedure for purposes of this Agreement. The Parties, together with the Chilean Joint Venture Entities, shall agree on a plan of implementation of the Approved Policies and Procedures, which plan shall include, at least: (w) a period for implementation of each of the Approved Policies and Procedures; (x) the Person responsible for such implementation; (y) a budget for the implementation of each of the Approved Policies and Procedures and (z) measures to detect and correct any deviations from the foregoing, it being agreed that the Parties and the Chilean Joint Venture Entities shall commit themselves in each case to assign the required financial and human resources to the execution of such plan of implementation.

4. In the event of a difference between the Chilean laws and regulations applicable to the Chilean Joint Venture Entities and the legal requirements applicable to the Chilean Joint Venture Entities pursuant to the federal banking laws of the United States, the Board of Directors shall proceed as follows for purposes of defining and implementing the Approved Policies and Procedures: (y) if possible, comply with both sets of provisions; and (z) if simultaneous compliance with both sets of provisions is not possible, and always taking into consideration the goodwill, franchise and profitability of the Chilean Joint Venture Entities, seek to obtain a waiver (either permanent or by way of a longer period for implementation) from the relevant authorities with respect to a particular regulation or law (provided that the Chilean Joint Venture Entities shall adhere to the maximum level of compliance possible with respect to both sets of regulations) or, as a last recourse, to modify or, if not possible, to terminate the business or activity that gives rise to the difference.

The Parties shall cause the Chilean Joint Venture Entities to give the audit and risk review unit of Citigroup, as well as the Relevant Authorities of the United States, in accordance with their agreed-upon procedures with the Chilean Relevant Authorities, access to the systems, information and procedures of the Chilean Joint Venture Entities, with a view to verify from time to time the level of progress in the implementation of, and compliance with, the Approved Policies and Procedures. If as a result of such audit or examination by the audit and risk review unit of Citigroup or of the Relevant Authorities of the United States, it is determined the existence of any deficiency, the Board of Directors of the relevant Chilean Joint Venture Entity or Entities shall be informed through its Audit Committee so that such Board of Directors can take the necessary measures as soon as practicable to correct such deficiency.

Eight. Management of the Chilean Joint Venture Entities.

(a) General Principle. The general principle that will govern the management and operation of the Chilean Joint Venture Entities is that they shall be managed and operated by their corresponding Board of Directors, (i) to which the corresponding Definitive Documents shall be presented for approval; and (ii) which shall abide by the highest standards of corporate governance and disclosure applicable in Chile. In addition to the foregoing, Quiñenco and Citigroup shall seek to maintain a direct dialogue, continuous contact and establish a fair procedure (that is, that shall grant equal opportunities, access to information and the possibility for self expression) to take decisions in respect of the management and operation of the Chilean Joint Venture Entities; provided, however, that: (i) the independence of the Boards of Directors shall be respected at all times; and (ii) in the event of a disagreement between Quiñenco and Citigroup, the determination of Quiñenco or the respective Board of Directors shall prevail, except for purposes of the Fundamental Strategic Decisions, in which case, at the shareholder or Board of Directors level, the approval of Citigroup or of the directors appointed by Citigroup shall be required, without prejudice to the authority of any of the Parties to exhaust the available legal means if it considers such decision to be contrary to the terms set forth in the Definitive Documents.

(b) Decision Levels. There shall be different decision levels at LQIF and at the other Chilean Joint Venture Entities, which are as follows:

(i)	Board of Directors of LQIF: It shall be composed of seven (7) members, five (5) of them designated by Quiñenco and two (2) by Citigroup. If Citigroup becomes the owner of 50% of the shares of LQIF, it shall be entitled to designate three (3) out of the seven (7) LQIF directors. The Chairman of the Board of Directors shall be designated by Quiñenco and, if Citigroup becomes the owner of 50% of the shares of LQIF, the Vice Chairman shall be designated by Citigroup.

Accordingly, Quiñenco shall cause, through LQIF, the voting rights at the shareholders meetings of the Chilean Joint Venture Entities to be exercised in accordance with the instructions issued by its Board of Directors, which instructions shall, in any event, strictly comply with the terms of this Agreement and of the Definitive Documents.

(ii)	Board of Directors of SM Chile: It shall be composed of nine (9) members. The majority of the directors shall be designated by Quiñenco through LQIF and Citigroup shall be entitled to require LQIF to designate two (2) directors of SM-Chile and, if Citigroup becomes the owner of 50% of the shares of LQIF, four (4) directors of SM-Chile, except, in each case, the directors designated by the minority shareholders, if any. In all cases, it is understood that, if the minority shareholders designate one or more directors, the number of directors that can be proposed by Citigroup shall be reduced accordingly. Quiñenco shall cause the discretionary votes to be used to achieve the election of the maximum number of directors proposed by Citigroup, within the parameters of the preceding sentence. The Chairman of the Board of Directors shall be designated by Quiñenco and, if Citigroup becomes the owner of 50% of the shares of LQIF, the Vice Chairman shall be designated by Citigroup.

(iii)

Board of Directors of Banco de Chile: It shall be composed of eleven (11) members. The majority of the directors shall be designated by Quiñenco through LQIF and SM Chile and Citigroup shall be entitled to designate two (2) directors of Banco de Chile and, if Citigroup becomes the owner of 50% of the shares of LQIF, five (5) directors of Banco de Chile, except, in each case, the directors designated by the minority shareholders, if any. In all cases, it is understood that, if the minority shareholders appoint one or more directors, the number of directors that can be proposed by Citigroup shall be reduced accordingly, provided that Citigroup shall always be entitled to one (1) director. To maximize the number of Directors proposed by Citigroup that may be elected as Directors within the parameters of the preceding sentence, Quiñenco shall cause LQIF to take action to obtain proxies from third parties to be used, together with the discretionary votes it receives, to achieve the election of the maximum number of directors proposed by Citigroup. Quiñenco shall urge that the Chairman of the Board of Directors be designated from among the directors that it proposed and, if Citigroup becomes the owner of 50% of the shares of LQIF, that the Vice Chairman be designated by Citigroup.

(iv)	[Redacted]

(v)	Board Committees: Quiñenco shall recommend that Citigroup and Quiñenco participate in the different Board Committees of Banco de Chile.

(vi)	Other: The Parties shall establish an odd number of directors in the other Chilean Joint Venture Entities and shall designate their corresponding number of directors in accordance with this Clause Eighth. Decisions shall be taken by a majority of the votes of voting members who are present, except for the Fundamental Strategic Decisions, which shall be subject to paragraph (e) of this Clause Eighth. The Chairman of the Board of Directors shall be designated from among the directors designated by Quiñenco and the Vice Chairman from among the directors designated by Citigroup.

(vii)	Alternate Directors. From and after the Third Closing Date, Quiñenco shall recommend that Citigroup and Quiñenco be able to appoint, to the extent permitted by Chilean law, alternate directors for the different Chilean Joint Venture Entities. Unless otherwise provided by law, the Board of Directors of the Chilean Joint Venture Entities shall be composed by regular and alternate directors, and each Party shall be allowed to designate alternates for the regular directors it designates. If the Chairman of the Board is absent, he shall be substituted by a regular director designated by Quiñenco. In the specific case of Banco de Chile, there shall only be two alternates and Quiñenco shall designate both such alternates until Citigroup holds a 50% interest in LQIF, after which Quiñenco shall propose the first alternate and Citigroup the second alternate. The actions of the alternates shall be consistent with the general principle that the majority of the directors of the Chilean Joint Venture Entities, other than LQIF, shall be designated as proposed by Quiñenco. If by reason of a prolonged impediment or for any reason other than a dilution, such general principle may not be complied with, Quiñenco shall adopt, or cause to be adopted, promptly the necessary steps to reinstate the proportion mentioned above, including the resignation of regular or alternate directors, the re-composition of the Board of Directors and the calling an Extraordinary Shareholders’ Meeting in order to designate a new Board of Directors consistent with the above mentioned general principle.

(viii)	Management Committees. Banco de Chile has at the present an established system of active and substantial involvement of its officers in the committees that report to the CEO (Gerente General). It is the intention of the Parties to maintain such system in place. Therefore, the officers designated by each of the Parties or by the Board of Directors, including the Citigroup Designated Officers, shall have an active and substantial involvement in the internal committees reporting to the CEO (Gerente General) on which they participate as a result of the function they perform.

(c) Appointment and Aggregate Compensation of Corporate Officers.

(i) General Principle. The corresponding Board of Directors shall have the authority to appoint and determine the aggregate compensation of the principal corporate officers of the Chilean Joint Venture Entities. The Parties shall endeavor to propose for appointment the best qualified professionals in their organizations and in the market as officers of the Chilean Joint Venture Entities. In consideration of the substantial interest to be held by Citigroup in the Chilean Joint Venture Entities and its experience in such matters, the Parties shall discuss and establish a procedure for the proposal and designation of the principal corporate officers and for determination of their aggregate compensation. In case of a disagreement, the designation and aggregate compensation shall always be determined by the corresponding Board of Directors of the Chilean Joint Venture Entities.

(ii) Proposal for Positions in Banco de Chile. Citigroup shall be entitled to propose the appointment of the Citigroup Designated Officers. The Chilean Joint Venture Entities shall have the right to request the removal of one or more of the Citigroup Designated Officers. For such purposes, the Parties agree to the following: (i) if, in the opinion of the CEO (Gerente General) of Banco de Chile or its Board of Directors, one or more of Citigroup Designated Officers does not adequately perform his duties, whether in connection with his results or in connection with his integration with the Chilean Joint Venture Entities, the CEO (Gerente General) or the Board of Directors shall so notify the Parties; (ii) the Parties shall in good faith seek to find a solution; (iii) if the Parties do not reach an agreement regarding the measures to be adopted, the CEO (Gerente General) or the Board of Directors, within their corresponding areas of responsibility, may remove such Officer; and (iv) in any event, Citigroup shall retain the right to designate a replacement for such Officer. With respect to the CEO (Gerente General) and the first level officers, the Parties shall urge the corresponding Board of Directors to set annual objectives and goals that are appropriate to their respective functions and in line with the strategies and budgets of each of the Chilean Joint Venture Entities. If any of such officers: (A) fails to meet the goals set during any of three (3) out of five (5) consecutive years; or (B) there is a repeated, unjustified and material failure to apply the Approved Policies and Procedures (it being agreed that only a legal requirement or event of force majeure shall be considered a valid justification for failure to comply with the Approved Policies and Procedures), the Party that did not propose such officer shall be entitled to request his removal and the other Party shall cooperate with such course of action, in which case the Parties shall urge to have the Person who will replace such officer to be designated by the appropriate Party, as determined in accordance with this paragraph.

(iii) Positions in Several Companies. To the extent permitted by Chilean law, and as long as there is no incompatibility or conflict of interest, the officers to which subparagraphs (i) and (ii) above apply may hold a position in more than one of the Chilean Joint Venture Entities for the purpose of achieving uniformity of standards and cost efficiencies.

(d) Planning Process. The corresponding Board of Directors shall discuss and approve the annual business plans and budgets of the Chilean Joint Venture Entities. However, considering the substantial interest to be held by Citigroup in the Chilean Joint Venture Entities and the experience it can contribute, the Parties shall follow the following procedure with respect to the annual business plan and budget: (i) The fiscal and corporate year of the Chilean Joint Venture Entities shall coincide with the calendar year. (ii) An integrated planning process and a budget and annual plan review process shall be established, prepared by the management of the Chilean Joint Venture Entities and approved by their corresponding Board of Directors, starting with the Board of Directors of LQIF, which will recommend the strategic guidelines and directions for the other Chilean Joint Venture Entities. (iii) The budget and annual business plans shall include all necessary detail including, but not limited to, the individual budgets for each line of business, plans for the opening and closing of branches or other points of sale, expense details, assumptions and strategy, and shall be submitted for its approval at the latest in November of every year with respect to the following year. (iv) At the middle of the fiscal year, the approved budget and approved plans shall be reviewed and ratified or rectified by the Board of Directors of the corresponding Chilean Joint Venture Entity. In the event of an adverse deviation exceeding 20% of the expected earnings, income or expenses, any of the Parties may request that corrective plans and programs aimed to remedy the adverse deviation be submitted to the Board of Directors of the corresponding Chilean Joint Venture Entity for approval.

(e) Fundamental Strategic Decisions. Decisions regarding the matters listed below constitute Fundamental Strategic Decisions, regardless of whether they are submitted to a shareholders meeting, the Boards of Directors or its Committees, or decided by representatives, attorneys-in-fact, or otherwise. The

Fundamental Strategic Decisions require the consent of Citigroup or Citigroup Wholly-Owned Subsidiary through which Citigroup participates in the Chilean Joint Venture Entities, on the one hand, and Quiñenco or Quiñenco Wholly-Owned Subsidiary through which Quiñenco participates in the Chilean Joint Venture Entities, on the other, whether in the first or subsequent calling of a meeting and always expressed by the directors designated by each of them or at the shareholders meeting, as the case may be. The matters with respect to which decisions shall be considered Fundamental Strategic Decisions are as follows:

(i)	Changes in the dividend policy to below 30% or to above 80% of the distributable earnings for each year. In the case of Banco de Chile, the top limitation shall be effective only if the capital (patrimonio efectivo) of Banco de Chile is less than 10.5% of its assets weighted by risk plus financial risk in accordance with Chilean regulations, and shall not be applicable if a greater dividend payment is required in order for SM Chile and SAOS to comply with their obligations with respect to the Chilean Central Bank, pursuant to the agreement entered into under Law No. 19.396 and its amendments by virtue of the subordinated obligation.

(ii)	In the case of LQIF, changes in the distribution policies, either through reimbursements to the shareholders, a reduction of capital, dividends or otherwise, that result in the distribution of less than the total free cash flow of LQIF after taking into account the expenditures and essential reserves of LQIF.

(iii)	Delisting or deregistration of the shares of Banco de Chile or SM Chile from the New York Stock Exchange, the Securities and Exchange Commission, the Chilean Stock Exchanges or the Chilean Superintendence of Securities and Insurance, as the case may be;

(iv)	Capital increases and issuance of any kind of securities, including treasury shares or subordinated debt (in this case, only if it impacts the U.S. tax treatment of Citigroup in the Chilean Joint Venture Entities in the United States), unless by reason of a request from a governmental authority or in the event the capital (patrimonio efectivo) of Banco de Chile is less than 10.5% of its assets weighted by risk plus financial risk in accordance with Chilean regulations applicable to Banco de Chile. If Citigroup fails to obtain a 50% interest in LQIF by the Third Closing Date, thereafter the consent of Citigroup shall be required, unless the business plan requires the issuance of capital securities.

(v)	Entry into new lines of business, whether or not material, or material acquisitions, co- investments and joint ventures. In each case, if Citigroup fails to obtain a 50% interest in LQIF’s capital by the Third Closing Date, thereafter the consent of Citigroup shall only be required if such new lines of businesses or material acquisitions, co-investment or joint ventures are prohibited by the US laws applicable to Citigroup; the exit of material lines of business (that is, corporate banking, investment banking, retail banking and branches, banking cards, mortgages, consumer financing and any other representing more than 15% of net earnings) or the sale of assets, spin-offs/split-off or material dispositions.

(vi)	Credit decisions with respect to a person or group of persons that constitute common risk under Chilean law, on the terms set forth by Articles 84 and 85 of the Chilean Banking Law (Ley General de Bancos de Chile), involving, if unsecured, more than 20% of the capital (patrimonio efectivo) of Banco de Chile, and, if secured or if such credit is to be granted to other banks, more than 30% of the capital (patrimonio efectivo) of Banco de Chile.

(vii)	Dissolution and liquidation of any of the Chilean Joint Venture Entities.

(viii)	Proposal of appointment of Auditors and material changes in material accounting practices and principles, except as required by legal demands or requirements from the Chilean Relevant Authorities.

(ix)	Approval of the policies and procedures set forth in paragraph (b) of Clause Seventh of this Agreement and modifications to the Approved Policies and Procedures.

(x)	Investments in excess of US$20 million by the Chilean Joint Venture Entities outside of the Financial Businesses and Services.

(xi)	Subject to paragraph (f) below, any decision: [a] to object, settle or agree any material matter with any regulatory agency; [b] to submit any material matter to any regulatory agency; [c] with respect to the response and follow-up regarding any accusation of illegal or improper behavior; [d] to obtain or renounce any material governmental authorization outside of Chile; and [e] to adopt any tax policy or modify any adopted tax policy, so long as such policy involves a material risk to any of the Chilean Joint Venture Entities.

(xii)	Delegation of authority to any person or corporate body which contravenes the limitations agreed by the Parties.

(xiii)	Transactions with related parties as provided for in Section 44 of Chilean Law No. 18.046, and donations or gifts that, in the case of Banco de Chile, deviate from its current policies.

(xiv)	Any amendment to the Bylaws with respect to the matters contained in this Agreement or in the Shareholders Agreement that are included in the Bylaws.

(f) Procedure with Respect to Certain Fundamental Strategic Decisions. The Parties acknowledge and accept that a fundamental aspect of the Joint Venture is the value of the reputation of each of the Parties and the treatment and goodwill that different governmental authorities and third parties give or have, or may give or have, towards the Parties and the Chilean Joint Venture Entities; therefore, in their conduct, the Parties shall always use their best efforts to maintain their good reputation and such goodwill. To that end, the Parties shall endeavor that any material issue having to do with governmental authorities or which may reasonably affect the good reputation and goodwill of the Chilean Joint Venture Entities or any of the Parties, shall be discussed between the Parties, with due consideration to the Board(s) of Directors of the corresponding Chilean Joint Venture Entities, before any position is adopted. Nevertheless, in the event of an emergency situation, and as long as the principles set forth in the foregoing sentences are not undermined, the Parties acknowledge that the Chilean Joint Venture Entities may act without consulting the Parties, provided that this course of action shall constitute an exception and not the general rule, that the exception is duly justified and supported by the opinion of an independent expert in the matter in respect of which the action is required and that the Parties and the Board of Directors of the Chilean Joint Ventures Entities are promptly informed.

Ninth. Provisions Regarding the Shares. (a) Right of First Offer. When a Party decides to sell its interest in LQIF and/or in the Ownership and Voting Trust, each other Party shall, except for the shares subject to the Public Placement, be entitled to purchase such interest from the selling Party, provided that such selling Party shall have previously offered its interest to the non-selling Party pursuant to the terms and conditions to be set forth in the Shareholders Agreement. Likewise, the Shareholders Agreement shall include provisions allowing the transfer of shares between Wholly-Owned Subsidiaries without triggering any right of first offer. None of the Parties shall encumber in any fashion their shares or their interest in any of the Chilean Joint Venture Entities. The foregoing provision shall be included in the Shareholders Agreement, in the Bylaws of LQIF and in the share certificates regarding the shares of LQIF.

(b) Undivided Vote and Custody of Shares. (i) All of the shares of the Chilean Joint Venture Entities, other than any interest in LQIF, owned by each Party, whether directly or indirectly or through an agent, including those shares held by the Ownership and Voting Trust referred to below, shall be voted in the same manner for purposes of giving effect to the agreements set forth in this Master Agreement and its Exhibits. The shares owned by companies or persons other than the Chilean Joint Venture Entities, except for any interest in LQIF, shall be deposited with the Trustee in the Ownership and Voting Trust for the entire term during which the shareholder is, directly or indirectly, a shareholder of LQIF. The Trustee shall exercise the voting rights of the shares held by the Trust through a joint power of attorney granted for such purpose. Each Party shall cause the Trustee to vote its shares in each case in the manner instructed by the Board of Directors of LQIF. Notwithstanding that the Trust may be organized under the laws of a jurisdiction other than Chile, for example, in the United States, United Kingdom or Switzerland, or under any other jurisdiction agreed to by the Parties, the Parties agree that, LQIF, in its capacity as controller of Banco de Chile, shall have an interest in the exercise of power of attorney to be granted to vote the shares deposited with the Trust, and as a result such power of attorney shall be irrevocable in accordance with the terms of Article 241 of the Chilean Code of Commerce. (ii) Considering that the Parties are entities that carry out Financial Businesses and Services, whether directly or indirectly through Subsidiaries, it is possible that unrelated Persons have shares in custody or deposited in a vehicle controlled by any of the Parties. Such shares shall only be voted in accordance with precise written instructions given by such unrelated Persons, which instructions shall be confirmed if requested by any of the Parties or by the issuer of the corresponding shares. Likewise, the Parties shall not exercise discretionary voting rights regarding such shares other than in accordance with this paragraph (b).

(c) Change of Control. If one of the Parties is subject to a Change of Control, each Party shall be entitled to purchase, at Fair Market Value, the other Party’s interest in LQIF and/or in the Chilean Joint Venture Entities and/or in the Ownership and Voting Trust. Such Fair Market Value shall be the value determined by a formal written opinion given by two international investment banks designated by the Parties. For this purpose, the investment banks shall consider the control premium when determining the Fair Market Value of Quiñenco’s interest in LQIF. If such investment banks are unable to agree on the Fair Market Value within the forty-five (45) days following the date on which the last international investment bank has been designated, they shall, within the ten (10) days following the expiration of the forty-five (45) days term mentioned before, designate a third international investment bank, which shall be independent from the Parties, that is, it shall not be a firm employed primarily by any of the Parties. The first two investment banks shall share with the third investment bank the results of their individual valuations and assessments. Within the thirty (30) days following the designation of the third investment bank, such investment bank shall choose one of the valuations done by the two original investment banks as the best determination of the Fair Market Value and this determination shall be the final and definitive Fair Market Value. For purposes of Quiñenco, it shall be understood that Control thereof is exercised by the Luksic Family, such that a Change of Control that triggers the rights set forth in this paragraph shall be deemed to have occurred if there is a loss of ownership over Quiñenco by the Luksic Family in terms that they can no longer exercise Control over Quiñenco as indicated in Clause First. The Parties agree that Quiñenco shall have the same rights set forth in this paragraph with respect to the occurrence of a Change of Control if Citigroup, directly or indirectly, is no longer in the banking business.

(d) Generational Change. Upon the occurrence of a generational change of the Person or Persons heading the Luksic Family and, therefore, Quiñenco, the Parties shall discuss in good faith the effects that such change could have in the Joint Venture, without such discussions binding the Luksic Family, nor conferring any right to Citigroup other than the right to express in a reasonable and objective way its opinion, including the possibility to propose that a given member of the Luksic Family or a third party become the head of the Luksic Family, it being agreed that the Parties acknowledge and accept that it is the sole decision of the Luksic Family to designate who will be its head.

(e) Tag-Along Right. If any of the Parties wishes to sell its interest in LQIF and/or in the Ownership and Voting Trust other than the shares subject to the Public Placement, and the right of first offer set forth in paragraph (a) above is not exercised, the other Party may demand that the selling Party include the non-selling Party’s interest in its sale (tag-along right). The Party wishing to sell its interest, however, shall not be entitled to force the other Party to sell its interest together with the interest of the Party who whishes to sell (there will be no drag-along right).

(f) Total Sale. The partial sale of shares of LQIF to one Party shall not be allowed, unless the sale involves all the shares of LQIF. The sale to a third party of any interest in accordance with this instrument shall be subject to such third party’s written agreement to abide by the terms of the Shareholders Agreement and, if applicable, of this Master Agreement, and to assume in writing all of the rights and obligations of the selling Party. In the event that the third party gives its written agreement and after the sale of the corresponding interest has been consummated, the selling Party shall be released from all its obligations under this Master Agreement and the Shareholders Agreement, and will cease to be a party hereof and thereof. The shares acquired through the Tender Offers shall be subject to paragraphs (j) and (k) of Clause Third.

(g) Capital Increases. In the event of any increase in the capital stock of any of the Chilean Joint Venture Entities, each Party shall be entitled to exercise a right of first offer to subscribe and pay the newly issued shares offered in the Chilean Joint Venture Entity of which such Party is a shareholder, as the case may be, for the purpose of maintaining its participation. Such shares shall be subject to all of the provisions set forth in this Clause Ninth. Likewise, the Shareholders Agreement sets forth, with respect to the matters set forth in this Agreement, the circumstances and consequences of: (i) the failure by one of the Parties to subscribe and pay for a capital increase approved by the Parties, or (ii) the failure to subscribe and pay for a capital increase by one or more of the Chilean Joint Venture Entities that is mandated by an authority.

(h) Other Purchase of Shares. None of the Parties nor their Affiliates may purchase shares of the Chilean Joint Venture Entities other than in accordance with the terms and conditions of this Master Agreement and, specifically, paragraph (b) of this Clause Ninth. The preceding restriction shall not apply to the transactions executed by the Parties or their Affiliates in the ordinary course of their financial business, such as hedging transactions for derivatives or as a result of the foreclosure of loans, provided that the general rule set forth in the first sentence of this subparagraph is not undermined, and that the corresponding Party promptly disinvests itself of its ownership in such shares and, in any event, within six (6) months. During the period when the shares are temporarily owned, regardless of the reason, such shares shall be voted pursuant to paragraph (b) of this Clause Ninth.

Tenth. Ancillary Agreements.

(a) Non-Compete Covenants. (i) As between the Parties, there shall be no limitation regarding the expansion of the businesses of the Chilean Joint Venture Entities outside of Chile. (ii) So long as the Joint Venture between the Parties continues to exist, the Parties, their Affiliates and their Affiliated Companies shall develop and provide all the Included Business and Services through the Chilean Joint Venture Entities, without prejudice to the provisions of the Global Connectivity Agreement with respect to development of certain Cross-Border Business and Services by Citigroup and its Affiliated Companies. (iii) Any new business opportunity not related to the activities carried out in a significant and continued basis by the Chilean Joint Venture Entities, whether exclusively or principally related to Chile, shall be conducted through the Chilean Joint Venture Entities, to the extent so resolved by their respective Board of Directors. To that end, the Party that becomes aware of a new business opportunity shall so notify the other Party and the Chilean Joint Venture Entities and only if the other Party or the Chilean Joint Venture Entities decline such business opportunity after they have been afforded a reasonable time to analyze it, may the Party, who originated or learned of such business opportunity in the first place, develop it independently, so long as it carries out such activities in such a manner as not to conflict with the Chilean Joint Venture Entities or jointly with them. (iv) The non-compete covenant shall not apply to incidental acquisitions made by any of the Parties, that is, acquisitions resulting from another acquisition where the value of the Financial Businesses and Services operations that correspond to Chile is less than

25% of the assets of the total operations being acquired. If such limit is exceeded, the corresponding Party shall obtain prior authorization from the other Party. In any event, the acquiring Party shall offer the incidental interest at its Fair Market Value to the Chilean Joint Venture Entities, and if such Chilean Joint Venture Entities decline to purchase it or if for any other reason such purchase is not feasible, the acquiring Party shall have one (1) year to sell such assets or to obtain a legally binding commitment for their sale; such term may be extended for an additional one (1) year for cause. Such obligations shall expire with the termination of this Agreement, the Shareholders Agreement or the Definitive Documents. (v) Citigroup shall take the necessary measures with respect to the alliances for global products that it now has in place and the ones that it enters into in the future with third parties that are not its Affiliates in order to ensure that the provisions of this paragraph (a) are not undermined.

(b) Preferential Supplier. Citigroup shall be the preferential supplier or counterpart of the Chilean Joint Venture Entities with respect to the operations of such entities (that is, when such Chilean Joint Venture Entities act as clients) that are conducted in the market, to the extent that Citigroup offers the same or better terms as compared to a competitor, taking into account the total business relationship between Citigroup and the Chilean Joint Venture Entities.

Eleventh. Termination and Deadlock. (a) Prior to the First Closing Date. This Master Agreement shall be terminated if the conditions precedent to the First Closing Date have not been satisfied before January 1, 2008, without prejudice to the terms of paragraph (e) of Clause Third of this Agreement. In addition, it shall be terminated prior to the First Closing Date (or its extension) in the event of a material breach of the provisions set forth herein which is not timely cured, to the extent that it can be cured; in the event of any material inaccuracy or misrepresentation made by any of the Parties; in the event of failure to obtain the Required Approvals in satisfactory terms; or in the event that Citigroup so elects in accordance with the provisions of paragraph (b) of Clause Fifth.

(b) Termination Rights. The right to terminate this Agreement and the transactions contemplated herein before the First Closing Date pursuant to paragraph (a) above shall be granted to the non-breaching Party, or the Party that has not caused the breach, without prejudice to the right of the Parties to jointly agree to terminate the transactions contemplated in this Agreement if they so deem it convenient.

(c) Non-Exclusive Right. The foregoing is without prejudice to the right of the non-breaching Party to demand to be indemnified for the damages and losses it may suffer arising from the breach that results in the termination of this Master Agreement.

(d) After the First Closing Date. The Joint Venture between Citigroup and Quiñenco may be terminated after the First Closing Date in accordance with the terms of the Shareholders Agreement. Likewise, the Shareholders Agreement shall provide that, in the event of a material breach that is not cured, the non-breaching Party shall have the right and the option to purchase the shares owned by the breaching Party, and such breaching Party shall be obligated to sell its shares to the non-breaching Party, in the understanding that in such case, the breaching Party shall be deemed to have made an irrevocable offer for the sale of its shares. For purposes of this clause, the purchase price shall be the Fair Market Value, less 10%. It will be a material breach the violation of the terms of the Definitive Documents pertaining to: (i) the election of the Directors of the Chilean Joint Venture Entities; (ii) the obligation to obtain the necessary consensus to implement any of the Fundamental Strategic Decisions. For the avoidance of doubt, the Parties memorialize their agreement that the failure to obtain the necessary approval at the corresponding decision level shall not be deemed a violation of the foregoing obligation; (iii) the appointment of Citigroup Designated Officers; (iv) the approval and payment of capital increases in accordance with the terms set forth in paragraphs (l) of Clause Fourth and (i) of Clause Fifth of the Shareholders Agreement; (v) the transfer of shares and other obligations contained in paragraph (h) of Clause Ninth; and (vi) non-compete covenants, insolvency or bankruptcy of one of the Parties.

(e) Deadlock. The Shareholders Agreement shall provide that, if the Parties are unable to agree on any of the Fundamental Strategic Decisions, any of the Parties may declare, in writing to the other Party, the occurrence of a Deadlock. After a Deadlock is declared, the Parties shall, by common consent and within thirty (30) calendar days or such other shorter term agreed by the Parties, try to resolve the matter in good faith. If after such term has expired, the shares owned by the Chilean Joint Venture Entities or by their Board of Directors, as the case may be, shall vote against the matter giving rise to the Deadlock, such matter shall be considered finally rejected, in which case it shall not be implemented.

Twelfth. General Provisions. (a) Public Disclosure. The Parties shall publicly disclose the Joint Venture set forth herein on the date this Agreement is executed in accordance with the draft press release and relevant event attached hereto as Exhibit “M”.

(b) Confidentiality.

(i) General. Without prejudice to the provisions set forth in the immediately preceding subparagraph (a), each of the Parties hereto agrees to maintain confidential and not to disclose, and to use its best efforts to cause its Affiliates and respective directors, officers, employees and advisors (the “Receiving Party”) to maintain confidential and not to disclose to any third party: (1) any information relating to this Agreement, the affairs or properties of the other Party, its Affiliates or its respective clients and shareholders (the “Disclosing Party”), obtained directly or indirectly by the Receiving Party, whether oral or written, and whether prior or after the date hereof; (2) all analysis, compilations, studies and other documents and files prepared by the Receiving Party based on such information or that reflect such information; (3) the existence, contents and the status held by past, present or future conversations or negotiations on the matters hereof and their background or that have been provided by any of the Parties and/or its Affiliates and shareholders in the context thereof; (4) any rights on intellectual or industrial property, technological information, technical, economic and market studies and business plans or forecasts jointly prepared by the Parties or in representation thereof, prior or after the date hereof, with respect to the subject matters hereof; (5) the terms hereof or any other facts in connection with the transactions contemplated herein; and (6) any other related or similar information (collectively, the “Confidential Information”), except: [a] if the Receiving Party is required to disclose such Confidential Information pursuant to applicable securities laws or any other applicable law or judicial resolutions in Chile, the United States or any other jurisdiction, provided that the Receiving Party shall give written notice to the Disclosing Party of the relevant obligation and an opportunity for the Disclosing Party to express its opinion regarding the information that should be disclosed, which opinion shall be given due consideration; or [b] if such Confidential Information is disclosed by the Receiving Party to its representatives, agents or advisors which are required to have knowledge of such information with the sole purpose of aiding the Receiving Party, but only after the Receiving Party has instructed such persons to handle such Confidential Information in accordance with the terms set forth herein.

(ii) Content. In connection with the Confidential Information, the Party that has disclosed such Confidential Information to the other has not and does not make any representations in connection with the accuracy or completeness thereof and, therefore, unless otherwise provided in the Definitive Documents, the Disclosing Party shall not be liable for any claim that may derive therefrom.

(iii) Necessary Measures. Furthermore, each of the Parties agrees to use its best efforts in order for its Affiliates and respective directors, officers, employees and advisors not to use such Confidential Information for any purpose other than the purposes set forth herein and that such Persons comply with the same confidentiality obligations of the Parties under this clause.

(iv) Requirement by Authorities. If any of the Parties is required, pursuant to an administrative or judicial resolution issued by a competent Relevant Authority, to disclose any Confidential Information, such Party shall give notice of such circumstance to the other Party within five (5) business days as of the date of receipt of such notice or immediately if the request so requires, in order for the other Party to be able to carry out such actions it deems in its best interest, including obtaining a preemptive injunction or other applicable remedies in order to prevent the disclosure of the required Confidential Information. Likewise, the Party being required to disclose any Confidential Information shall inform the Relevant Authority who is requiring such information that, pursuant to the terms hereof, such Party is subject to a confidentiality undertaking. Likewise, the Parties agree that, subject to the applicable provisions, and provided that the other Party has been given an opportunity to contest, if such requirement has to be complied with and satisfied, such compliance and satisfaction shall not constitute a breach of the confidentiality obligation.

(v) Exceptions. The obligations set forth in this clause shall not be applicable to the Receiving Party with respect to: (1) information that is publicly available, currently or in the future, for any reason other than disclosure thereof, directly or indirectly, by the Receiving Party; (2) information that is available to the Receiving Party, currently or in the future, under terms that do not require confidentiality thereof and that is originated from a source other than the Disclosing Party; provided, however, that the Receiving Party does not have knowledge that such source is bound by any provision forbidding it to transfer such information, or that the availability of the information of such source derives, directly or indirectly, from information provided by the Disclosing Party; or (3) information with respect to which the Receiving Party may undeniably evidence by means of documents that it had knowledge thereof prior to its disclosure.

(vi) Return of Confidential Information. Upon expiration of the term of this Agreement for any reason, the Receiving Party agrees, at its option, to deliver to the Disclosing Party, or to diligently destroy all of the Confidential Information to the Disclosing Party’s satisfaction.

(vii) Survival. The obligations of each of the Parties pursuant to this clause shall survive the termination of this Agreement for a term of three (3) years as of the date of such termination.

(c) Assignment. The Parties shall not assign their rights and obligations hereunder without prior written consent of the other Party, without prejudice to the provisions set forth in paragraph (f) of Clause Ninth herein.

(d) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns.

(e) Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the matters set forth herein and supersedes all prior agreements and representations and covenants of the Parties. There are no other terms, obligations, commitments, representations, statements or conditions other that those contained herein. No modification or amendment to this Agreement and waiver any of the terms and provisions hereof shall be deemed valid, unless in writing and signed by all of the Parties hereto.

(f) Waivers. The lack of insistence by any of the Parties of the strict compliance with any obligation, agreement, term or condition hereof, or the failure to exercise any right or demand any indemnity as a result of a breach of this Agreement, shall not operate as a waiver thereof or of any future breach of such obligation, agreement, term or condition. No obligation, agreement, term or condition hereof shall be waived, altered or modified unless in writing. The waiver of any breach shall not affect or alter this Agreement; instead, each and all of the obligations, agreements, terms and conditions hereof shall remain in full force and effect in the event of any future default.

(g) Amendments. No authorization or consent to modify, waive or release the terms and conditions hereof shall be effective unless it is in writing and signed by all the Parties hereto. Nonetheless, such amendment, waiver or release shall only be effective in connection with and/or specific purpose for which it was granted.

(h) Corporate Structure. If as a result of a change in applicable laws or for any other reason, Banco de Chile or any of the Chilean Joint Venture Entities is authorized to engage in new activities, the Parties shall organize themselves in a way to achieve greater benefits for the Joint Venture and to comply with all legal and regulatory requirements imposed to such activities by any Relevant Authority.

(i) Unenforceability. If any provision herein proves to be null or unenforceable, the rest of the Agreement shall remain in full force and effect.

(j) Eventual Ownership of Shares of the Chilean Joint Venture Entities. The members of the Luksic Family and their relatives related by blood or marriage up to the third degree and the companies Controlled by them, may freely acquire, retain or dispose of shares of the Chilean Joint Venture Entities, provided that the aggregate market value for such shares does not exceed US$5,000,000.

(k) Costs and Expenses. Each of the Parties shall be responsible for their own expenses and costs incurred or to be incurred in the negotiation and execution of this Agreement, the Definitive Documents and any other document, transaction or action required hereunder or thereunder.

(l) Taxes. In addition to the provisions set forth in paragraph (h) of Clause Third, each Party shall cover their own taxes in accordance with the applicable legislation arising from any actions and payments hereunder.

(m) Notices. All communications and notices that the Parties wish to make or that are required to be made hereunder shall be made in writing. Such communications and notices shall be deemed delivered or made when hand delivered, by means of certified or registered mail, or via facsimile, return receipt requested, and duly addressed to the last address of the relevant Party, which, until no communication to the contrary exists, shall be deemed to be the following:

Quiñenco:

Enrique Foster Sur 20, Piso 15

Las Condes

Santiago, Chile

Attention:     Chief Executive Officer

Citigroup:

Act. Roberto Medellín No. 800, Torre Sur, Piso 5

Col. Lomas de Santa Fe

01210 México, D.F., México

Attention:     President of Citigroup Latin America

(n) Applicable Law and Jurisdiction. This Agreement and the Definitive Documents shall be governed by the laws of Chile, except that the Branches Purchase and Sale Agreement, the Global Connectivity Agreement and the License Agreement shall be governed by the laws of New York. Any dispute between the Parties in respect of this Master Agreement and the Definitive Documents, except with respect to the three agreements excluded from application of the laws of Chile as mentioned below which shall be subject to the terms set forth therein, shall be finally settled by arbitration pursuant to the Arbitration Rules of the ICC by three arbitrators appointed pursuant to such Rules. The seat of the arbitration shall be Paris and all the arbitration proceedings shall be conducted in the Spanish language. Each Party agrees to pay a proportional portion of the administrative charges and advances of costs of the ICC, unless the arbiters determine otherwise in the final award. In such final award, the arbitrators may award the payment of attorneys’ fees and other costs in favor of the party not liable under the arbitration, as they deem appropriate. Any party to this Agreement shall have the right to have recourse to, and shall be bound by, the Pre-Arbitral Referee Procedure of the ICC in accordance with its Regulations but in any event, the Purchase and Sale Agreement for U.S. Branches shall be subject to the non-exclusive jurisdiction of the courts of New York. In each case, any dispute regarding this Agreement shall also be considered a dispute regarding the Shareholders Agreement and the Definitive Documents, so that a decision taken with respect to any of the foregoing agreements shall be applicable to the others.

The Parties execute this Agreement on July 19, 2007

QUIÑENCO S.A.

/s/ Andrónico Luksic G.
By: Andrónico Luksic G.

CITIGROUP INC.

/s/ Manuel Medina M.
By: Manuel Medina M.

CITIBANK OVERSEAS INVESTMENT CORPORATION

By: _____________________________________